September 26, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (301) 986-5554

Douglas J. Donatelli
President and Chief Executive Officer
First Potomac Realty Trust
7600 Wisconsin Avenue, 11th Floor
Bethesda, Maryland 20814

>**Re: First Potomac Realty Trust**
>**Definitive 14A**
>**Filed April 11, 2007**
>**File No. 001-31824**

Dear Mr. Donatelli:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Certain Relationships and Related Transactions, page 14

1. You state that your Board of Directors reviews all proposed related party transactions

and requires that all persons who have a financial interest in such transactions recuse themselves from voting on such transactions. Please disclose additional information describing your related person transactions policies and procedures, such as any standards to be applied pursuant to the policies and whether such policies are in writing. Refer to Item 404(b)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 24

2. Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, your disclosure on page 28 describes the long-term incentive awards, but does not provide sufficient insight into how the committee determined the specific awards granted to the named executive officers. Provide an analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

3. You state that the Compensation Committee is responsible for setting the compensation of your executive officers and that it also considers the recommendations of your Chief Executive Officer regarding the compensation of the senior executive officers who report directly to him. Please consider disclosing in more detail the role of Mr. Donatelli in your compensation processes and his input during the crafting of compensation packages.

Short-Term Cash Incentive Awards, page 26

4. You state on page 26 that, for 2006, short-term cash incentive awards were awarded based on results in the following three performance categories: (i) a corporate performance component; (ii) a qualitative departmental/functional component and (iii) an individual performance component (with subjective measures, including, among other things, quality of work, teamwork and professional development). With respect to the short-term cash awards, please revise to analyze and explain more specifically how these considerations resulted in the compensation amounts you paid to the named executive officers.

Summary Compensation Table, page 30

5. You state on page 30 that you provide no perquisites or other personal benefits to the named executive officers. We further note the amounts in the "All Other Compensation" column and the reference in the footnote to "certain other employee benefits provided to all employees of the Company." If the total value of all perquisites and personal benefits is $10,000 or more for any NEO, then each

Douglas J. Donatelli
First Potomac Realty Trust
September 26, 2007
Page 3

perquisite or personal benefit, regardless of its amount, must be identified by type. Please revise or clarify whether you believe these certain other employee benefits are perquisites. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K and Section II.C.1.e.i. of Release 8732A.

Employment Agreements, page 33

6. Refer to the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor